Sills Cummis & Gross A PROFESSIONAL CORPORATION

The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500

Eliezer M. Helfgott Member of the Firm Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	One Rockefeller Plaza New York, NY 10020 Tel: 212-643-7000 Fax: 212-643-6500 650 College Road East Princeton, NJ 08540 Tel: 609-227-4600 Fax: 609-227-4646

October 9, 2007

Ms. Joan Collopy
Securities and Exchange Commission
Division of Market Regulation
100 F Street, N.E.
Washington, DC 20549

Re:	Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Originally Filed March 24, 2006
File No. 0-51553

Dear Ms. Collopy:

Thank you for taking the time to speak with my colleagues on Friday. We are providing to you herein the requested information as to whether purchases made by affiliates have relied, and, with respect to future purchases, will rely, on Rule 10b-18.

Rule 10b-18 is available to issuers and their “affiliated purchasers” as a safe harbor from liability for manipulation under section 9(a)(2) of the Exchange Act and Rule 10b-5 thereunder solely by reason of the manner, timing, price and volume of their purchases.

Sills Cummis & Gross
A Professional Corporation

Joan Collopy
October 9, 2007

Purchases already made by Braesridge

Braesridge Energy LLC (“Braesridge”) is a limited liability company managed by Barry Kostiner, the CEO and a director of Platinum Energy Resources, Inc. (the “Company”). Braesridge is owned 33% by Mr. Kostiner and 65% by Regent Venture V LLC. Regent Venture V LLC is managed by Paul Ghermezian. The ultimate economic interest in Regent is held by certain members of the Ghermezian family by virtue of their ownership, directly or indirectly, of various entities, which entities own Regent. On September 12, 2007, Mr. Kostiner and Braesridge filed a Schedule 13D which states that, on August 27, 2007, Braesridge entered into two Rule 10b5-1 Plans. Pursuant to each of the plans, Braesridge agreed to purchase shares of Platinum common stock in specified daily amounts at a purchase price not to exceed $7.70 per share. Form 4s have been filed relating to the purchases made under these plans. Attached hereto as Exhibit A is a schedule of the open market purchases made pursuant to these 10b5-1 plans. These are the only purchases of Platinum common stock made by Braesridge as of the date of this letter. We are assuming for purposes of this discussion that Braesridge is an “affiliated purchaser” under Rule 10b-18.

All of Braesridge’s purchases made to date - which were all pursuant to the Rule 10b5-1 plans - complied with the single broker, timing, price and volume limitations of Rule 10b-18, except that purchases occurring on September 24th, 25th and 26th did not comply with the volume limitations of Rule 10b-18. Notwithstanding, Braesridge's purchases on those days clearly had little or no impact on the price of the stock. The share prices beginning the week prior to those trades (September 17th) through yesterday's date (October 8th) have ranged from $7.62 to $7.65. Braesridge's purchases on the three days it was not in compliance with Rule 10b-18 were within that same range. As the stock price stayed within the limited band in the days leading up to the non-compliant trades and the days following such trades, Braesridge's purchases on those days had little or no impact on the price of the stock.

 Future purchases by Braesridge and, potentially, other “Affiliated Purchasers”

Under its 10b5-1 plans, Braesridge will continue making open market purchases of Platinum common stock until October 30, 2007. Braesridge has instructed its broker that all future purchases under the 10b5-1 plans must also comply with Rule 10b-18.

Our other officers and directors, and their affiliates, may also be deemed “affiliated purchasers” under Rule 10b-18 to the extent that such other persons purchase Platinum stock in the market. Such persons have advised the Company that they intend that any such purchases will be made in compliance with Rule 10b-18.

Limited Utility of 10b-18 Safe Harbor Protections

With respect to Braesridge’s purchasing activity, compliance with the Rule 10b-18 safe harbor, in all likelihood, does not actually afford the “affiliated purchasers” any more protection from liability under applicable securities laws (that is, Rule 10b-5) than merely complying with Rule 10b5-1. As such, although Braesridge has attempted to, and intend in the future, comply with Rule 10b-18’s limitations, compliance with this “prescriptive” safe harbor should not be viewed as required.

Sills Cummis & Gross
A Professional Corporation

Joan Collopy
October 9, 2007

Rule 10b-18 is a safe harbor from liability under Section 9(a)(2) of the Exchange Act and Rule 10b-5 thereunder. Section 9(a)(2) relates to manipulation of securities prices in a series of transactions: (1) with respect to securities registered on a national securities exchange or security-based swap agreements; and (2) that is for the purpose of inducing the purchase or sale of the subject security by others.  The Platinum common stock is not registered on a national securities exchange (it is quoted on the OTCBB), nor will any trades be made in connection with a security-based swap agreement, so Section 9(a)(2) is not applicable to it. Secondly, even if the statute was applicable, Braesridge is not effecting transactions creating actual or apparent active trading, or raising the price of the security, for the purpose of inducing the purchase or sale of such security by others. Braesridge is purchasing the Platinum stock to enable it to vote the stock in favor of the proposed acquisition; it is not acting with the purpose of creating an active trading market, raising the price and inducing others to buy Platinum stock. The purpose of the purchasing activity is disclosed in the Company’s proxy statement. The effect on the trading market is a secondary, unintended, even irrelevant, consequence and one that Platinum stockholders are warned against (see page 46 of the Company’s proxy statement). Accordingly, Section 9(a)(2) is not applicable to this situation. As such, the safe harbor from liability thereunder for Braesridge (or any other “affiliated purchasers” of Platinum) is of limited utility.

As for Rule 10b-5 (the other law for which Rule 10b-18 provides a safe harbor), the Braesridge purchases (past and future) are adequately sheltered from liability with respect to a 10b-5 violation for trading "on the basis of material nonpublic information" by virtue of the fact that the Braesridge purchases are made pursuant to Rule 10b5-1 plans complying with Rule 10b-5.  To the extent that Braesridge would have potential liability under Rule 10b-5 for the purchasing activity, it is likely that the theory of liability would be trading on the basis of material non-public information. The other bases for liability under Rule 10b-5 rely generally on fraud or deceit. In the Platinum case, fraud or deceit is lacking because of disclosure in the proxy statement regarding the purchasing activity and, in addition, with respect to Braesridge, disclosure in its Schedule 13D. Accordingly, given that Braesridge has complied with Rule 10b5-1, which provides an affirmative defense against trading on the basis of material nonpublic information in violation of Rule 10b-5, the benefits of compliance with Rule 10b-18 for any incremental exposure on the basis of other Rule 10b-5 theories of liability, is limited.

Notwithstanding its limited utility, Braesridge and Platinum’s other officers or directors and their affiliates intend to comply with the limitations set by Rule 10b-18 with respect to open market purchases they may make.

Please do not hesitate to contact me (973-643-5159) or Kenneth Koch (212 692-6768) of Mintz Levin Cohn Ferris Glovsky & Popeo P.C. should you have any questions or comments regarding the foregoing.

Sills Cummis & Gross
A Professional Corporation

Joan Collopy
October 9, 2007

Very truly yours, /s/ Eliezer M. Helfgott Eliezer M. Helfgott

cc:	Michael Karney
John Zitko
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Kenneth Koch
Mintz Levin Cohn Ferris Glovsky & Popeo P.C.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals

Sills Cummis & Gross
A Professional Corporation

Joan Collopy
October 9, 2007

Exhibit A

Quantity	Date	Price
10,000	09/26/2007	$7.65
10,000	09/25/2007	$7.63
10,000	09/24/2007	$7.65
10,000	09/21/2007	$7.64
10,000	09/20/2007	$7.62
5,000	09/19/2007	$7.645
5,000	09/18/2007	$7.65
5,000	09/17/2007	$7.63
2,000	09/12/2007	$7.63
2,000	09/11/2007	$7.62
2,000	09/10/2007	$7.60
2,000	09/7/2007	$7.60
2,000	09/6/2007	$7.60
2,000	09/5/2007	$7.55
2,000	09/4/2007	$7.55